EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

between

FULL HOUSE RESORTS, INC.

and

JAMES R. PETERS, AS TRUSTEE OF THE JAMES R. PETERS FAMILY TRUST DATED OCTOBER 18, 2002

April 6th, 2006

TABLE OF CONTENTS

1.0	Definitions		1

2.0	Purchase and Sale of Shares		6

	2.1	Basic Transaction	6
	2.2	Purchase Price	6
	2.3	EBITDA Adjustment	7
	2.4	Working Capital Adjustment	8
	2.5	The Closing	9
	2.6	Deliveries at the Closing	9

3.0	Representations and Warranties Concerning the Transaction		10

	3.1	Representations and Warranties of Seller	10
	3.2	Representations and Warranties of Buyer	11

4.0	Representations and Warranties Concerning the Company		12

	4.1	Organization, Qualification, and Corporate Power	12
	4.2	Capitalization	12
	4.3	Noncontravention	13
	4.4	Brokers’ Fees	13
	4.5	Title to Assets	13
	4.6	Financial Statements	13
	4.7	Books and Records; Internal Controls	14
	4.8	No Material Adverse Change	14
	4.9	Absence of Certain Changes and Events	15
	4.10	No Undisclosed Liabilities	16
	4.11	Legal Compliance	17
	4.12	Tax Matters	17
	4.13	Real Estate	18
	4.14	Intellectual Property	21
	4.15	Tangible Assets	23
	4.16	Inventory	23
	4.17	Contracts	24
	4.18	Notes and Accounts Receivable	25
	4.19	Powers of Attorney	25
	4.20	Insurance	25
	4.21	Litigation	26
	4.22	Employees	26
	4.23	Employee Benefits	26
	4.24	Guaranties	28
	4.25	Environmental, Health, and Safety Matters	28
	4.26	Certain Business Relationships	29
	4.27	Compliance with Gaming Laws	30

i

	4.28	Licenses and Permits	30
	4.29	Players’ Club	30
	4.30	Progressive Slots	30
	4.31	Chips and Tokens	30
	4.32	Disclosure	30

5.0	Pre-Closing Covenants		31

	5.1	General	31
	5.2	Notices and Consents	31
	5.3	Preservation of Licenses	31
	5.4	Conduct of Business	31
	5.5	Full Access	33
	5.6	Notice of Developments	34
	5.7	Exclusivity	34
	5.8	Title Insurance	36
	5.9	Surveys	36
	5.10	Real Estate Conveyance	36
	5.11	Existing Debt	36
	5.12	Franchise Agreement	36
	5.13	Damage or Destruction	37
	5.14	Condemnation	37
	5.15	Insurance	38
	5.16	Revocation of S Election	38
	5.17	Financial Statements and Reports; Filings	38

6.0	Post-Closing Covenants		38

	6.1	General	38
	6.2	Litigation Support	38
	6.3	Transition	39
	6.4	Confidentiality	39
	6.5	Covenant Not to Compete	39
	6.6	Proprietary Information of the Company	40

7.0	Conditions to Obligation to Close		40

	7.1	Conditions to Obligation of Buyer	40
	7.2	Conditions to Obligation of Seller	42

8.0	Remedies for Breaches of This Agreement		42

	8.1	Survival of Representations and Warranties	42
	8.2	Indemnification Provisions for Benefit of the Buyer	42
	8.3	Indemnification Provisions for Benefit of Seller	43
	8.4	Matters Involving Third Parties	43
	8.5	Determination of Adverse Consequences	44
	8.6	Recoupment Under Buyer’s Note or Escrow Account	44
	8.7	Other Indemnification Provisions	45

ii

9.0	Tax Matters		45

	9.1	Tax Periods Ending on or Before the Closing Date	45
	9.2	Tax Periods Beginning Before and Ending After the Closing Date	45
	9.3	Cooperation on Tax Matters	45
	9.4	Tax Sharing Agreements	46
	9.5	Certain Taxes	46

10.0	Termination		46

	10.1	Termination of Agreement	46
	10.2	Effect of Termination	47

11.0	Miscellaneous		47

	11.1	Press Release and Public Announcements	47
	11.2	No Third-Party Beneficiaries	47
	11.3	Entire Agreement	47
	11.4	Succession and Assignment	48
	11.5	Counterparts	48
	11.6	Headings	48
	11.7	Notices	48
	11.8	Governing Law	49
	11.9	Amendments and Waivers	49
	11.10	Severability	49
	11.11	Expenses	49
	11.12	Construction	49
	11.13	Incorporation of Exhibits, Annexes, and Schedules	50

Exhibit A—Real Estate

Exhibit B—Buyer’s Note

Exhibit C – Working Capital Methodology

Exhibit D—Financial Statements

Exhibit E—Form of Opinion of Counsel to Seller

Annex I—Exceptions to Seller’s Representations and Warranties

Concerning the Transaction

Disclosure Schedule—Exceptions to Representations and Warranties

Concerning the Company and the Real Estate

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 6th, 2006, by and between Full House Resorts, Inc. a Delaware corporation (“Buyer”), and James R. Peters, as Trustee of The James R. Peters Family Trust, dated October 18, 2002, (“Seller”). Buyer and Seller are referred to collectively herein as the “Parties.”

INTRODUCTION

Seller owns all the issued and outstanding capital stock of Stockman’s Casino, Inc., a Nevada corporation (“Company”).

This Agreement contemplates a transaction in which Buyer will purchase from Seller, and Seller will sell to Buyer, all of the issued and outstanding capital stock of the Company in return for cash and, if applicable, the Buyer’s Note.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows.

1.0	Definitions

“Actual Cash on Hand” means Cash on Hand of the Company as set forth in the Final Statement.

“Actual Working Capital” means the Working Capital of the Company as set forth in the Final Statement.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or foreign law.

“Applicable Rate” means an interest rate equal to the 1 year London Interbank Offered Rate (LIBOR) as published from time to time by Fannie Mae for the period during which the Closing occurs plus 2%.

“Buyer” has the meaning set forth in the Introduction above.

“Buyer’s Note” has the meaning set forth in Section 2.3 below.

“Cash on Hand” means all cash on hand (including restricted cash) at a time on the Closing Date coinciding with the end of the Company’s normal gaming day , including without limitation Casino Cash.

“Casino Cash” means all of the cash (and coin) in the Company’s gaming devices, cages and change banks (after giving effect to the contra accounts for gaming chip and tokens purchased), coin vaults, safes, cash drawers and cash registers and any other money centers at the premises of the Company at a time on the Closing Date coinciding with the end of the Company’s normal gaming day.

“Closing” has the meaning set forth in Section 2.6 below.

“Closing Date” has the meaning set forth in Section 2.6 below.

“Code” means the Internal Revenue Code of 1986, as amended.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B.

“Company” has the meaning set forth in the Introduction above.

“Contract” means any written agreement, contract, obligation, or undertaking that is legally binding.

“Deposit” has the meaning set forth in Section 2.2.4 below.

“Disclosure Schedule” has the meaning set forth in Section 4 below.

“Due Diligence List” means the due diligence request form prepared by Buyer.

“Due Diligence Period” means the sixty (60) days immediately following the date this Agreement is executed.

“EBITDA” means earnings of the Company before investment interest income not related to required cash balances, interest expense, income taxes, depreciation and amortization (including any deduction under Section 179 of the Code), stockholder-officer compensation and non-recurring transaction costs or expenses related to this Agreement and the transactions contemplated hereunder, in each case as determined in accordance with GAAP, and adjusted for the rental payments made by the Company to Seller with respect to the Real Estate. In calculating EBITDA, Seller will cause Company to maintain at least the same or equivalent levels of operation and personnel and levels or proportions of operating expenses, capital expenses and investments (excluding expansions and/or capital improvements occurring during the ordinary course of business) in the Company as during the most recent three years of operations.

“EBITDA Adjustment Amount” has the meaning set forth in Section 2.3 below.

“Employee Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit or other retirement, bonus, or incentive plan or program.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(1).

“Encumbrance” means any mortgage, easement, servitude, right or way, charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction or use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environmental, Health, and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“ERISA Affiliate” means each entity which is treated as a single employer with Seller for purposes of Code Section 414.

“Escrow Account” has the meaning set forth in Section 2.2.5 below.

“Final Statement” has the meaning set forth in Section 2.4.2 below.

“Financial Statement” has the meaning set forth in Section 4.6 below.

“GAAP” means generally accepted accounting principles promulgated by the American Institute of Certified Public Accounts, as in effect from time to time.

“Gaming Laws” means the federal, state, local or foreign statutes, ordinances, rules, regulations, permits, consents, approvals, licenses, judgments, orders, decrees, injunctions and other authorizations governing or relating to the current or contemplated casino and gaming operations and activities of the Buyer and Seller, including without limitation all applicable Nevada gaming statutes, regulations, rules or administrative orders.

“Indemnified Party” has the meaning set forth in Section 8.4 below.

“Indemnifying Party” has the meaning set forth in Section 8.4 below.

“Intellectual Property” means (a) all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all registered and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names (including the name “Stockman’s” or “Stockman’s Casino”), and fictional business names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights in both published and unpublished works, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical information, data, designs, drawings, plans, specifications, blue prints, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Inventory” means all inventories of office, restaurant, bar, hotel, casino and other supplies (including without limitation all preprinted casino forms, foods and alcoholic and non-alcoholic beverages), parts, packaging materials and other accessories related thereto that are held at, or are in transit from and to, the locations at which the Company conducts its business, in each case, which are used or held for use by the Company in the conduct of the Company’s business.

“Knowledge” or “knowledge” means with respect to Company and Seller, the actual knowledge of James R. Peters and Nancy J. Newton; and with respect to any other Person, the actual knowledge of such Person, and if such Person is not a natural person, the actual knowledge of the current officers, directors, partners, members or managers of such Person.

“Liability” means any debt, loss, expense, liability, damages, fine, cost, royalty, proceeding, deficiency or obligation of any nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due), including any liability for Taxes.

“Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in Section 4.6 below.

“Most Recent Fiscal Month End” has the meaning set forth in Section 4.6 below.

“Most Recent Fiscal Year End” has the meaning set forth in Section 4.6 below.

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“Party” has the meaning set forth in the Introduction above.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, a general or limited partnership, a corporation (including any non-profit corporation), a limited liability company, an association, a joint stock company, an estate, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, branch, official, court, tribunal or other instrumentality or political subdivision thereof).

“Players’ Club Database” has the meaning set forth in Section 4.29 below.

“Prohibited Transaction” has the meaning set forth in ERISA Section 406 and Code Section 4975.

“Purchase Price” has the meaning set forth in Section 2.2 below.

“Real Estate” means that certain piece of real property located at 1560 West Williams Avenue, Fallon, Nevada, and more fully described in Exhibit A.

“Reportable Event” has the meaning set forth in ERISA Section 4043.

“Required Cash Reserves” has the meaning set forth in Section 4.27 below.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Security Interest” means any mortgage, conditional sale or other title retention agreement, hypothecation, pledge, lien, encumbrance, charge, judgment, interest, setoff, claim of any kind or nature, or other security interest whether arising by agreement, by statute or otherwise, other than (a) mechanic’s, materialmen’s, workers, repairmen, warehouse men, carrier and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings and the liability for which accrued prior to the Most Recent Fiscal Year End and is included as a liability on the Most Recent Financial Statements, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Seller” has the meaning set forth in the Introduction above.

“Share” means any share of the capital stock of the Company.

“Survey” has the meaning set forth in Section 5.9 below.

“System” means the Stockman’s Casino System, including count room and TITO ticket redemption equipment, point of sale (POS) system, hotel reservation system and billing and accounting system, hotel room key system, hotel room movie system, liquor dispensing system, telecommunications system, and existing data interfaces between the following systems: (i) telecommunications call accounting and hotel reservation and billing system, (ii) hotel in-room movie system and hotel reservation and billing system and (iii) liquor system and point of sale (POS) system.

“Tax” means any income, gaming, capital gains, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, gift, estate, alternative or add-on minimum, estimated, or other tax levy, assessment, tariff, duty, customs duty, deficiency, or fee of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, imposed, assessed, or collected by or under the authority of any governmental body or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, customs duty, deficiency, or fee.

“Tax Return” means any return, declaration, report, claim for refund, notice, form, information return or statement, or other document or information relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 8.4.1 below.

“TITO” means Ticket In/Ticket Out technology used in a gaming machine that allows a proprietary voucher to be used to initiate play on the device or allow for the cash out of funds remaining on the device.

“Working Capital” means current assets of the Company less current liabilities of the Company as determined in accordance with GAAP applied on a consistent basis and in the methodology described in Section 2.4 below.

“Working Capital Adjustment Amount” has the meaning set forth in Section 2.4.4 below.

“Working Capital Statement” has the meaning set forth in Section 2.4.1 below.

2.0	Purchase and Sale of Shares.

2.1 Basic Transaction. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell and transfer to Buyer, all of its Shares for the consideration specified below in Section 2.2.

2.2 Purchase Price. The purchase price (the “Purchase Price”) for the Shares will be Twenty-Five Million Five Hundred Thousand Dollars ($25,500,000), as increased, but not decreased, by the EBITDA Adjustment Amount. The Purchase Price will be paid as follows:

2.2.1 A refundable cash deposit in the amount of Two Hundred Fifty Thousand Dollars ($250,000) was placed by Buyer into the Attorney’s Trust Account of Seller’s counsel upon the Parties’ execution of that certain Letter of Intent dated January 23, 2006.

2.2.2 Upon execution of this Agreement, Buyer will deposit an additional cash deposit in the amount of Five Hundred Thousand Dollars ($500,000) with the Attorney’s Trust Account of Seller’s counsel pursuant to that certain escrow agreement of even date herewith by and among Buyer, Seller and Seller’s counsel.

2.2.3 If the Closing has not occurred on or before January 31, 2007, through no fault, intentional action or omission of Seller, then on such date, Buyer will deposit an additional cash deposit in the amount of Two Hundred Fifty Thousand Dollars ($250,000) with the Attorney’s Trust Account of Seller’s counsel.

2.2.4 The deposits referred to in Section 2.2.1, Section 2.2.2 and, if applicable, Section 2.2.3 are referred to collectively herein as the “Deposit.” The Deposit will be refundable to Buyer until the expiration of the Due Diligence Period, at which time the Deposit will become non-refundable and released to Seller on the Closing Date, , or, if the transaction contemplated hereby does not close for any reason other than Seller default, released to Seller on or before the scheduled Closing Date.

2.2.5 On the Closing Date (a) Buyer will instruct Seller’s counsel to release the Deposit to Seller and (b) Buyer will pay to Seller by wire transfer to an account specified by Seller, an amount in cash equal to the Purchase Price less the Deposit.

2.2.6 Not less than three (3) business days before the Closing Date, Seller will provide Buyer (i) a written certification executed by the Seller setting forth the estimated Working Capital of the Company, including estimated Cash on Hand, as of the close of business on the day preceding the Closing Date prepared in accordance with the principles and methods set forth in Section 2.4 for preparing the Working Capital Statement and (ii) the Financial Statements described in Section 4.6.

2.2.7 On the Closing Date, Seller will confirm the amount of Cash on Hand by causing the Company to conduct a physical count of the Casino Cash and providing bank confirmation of cash in the bank. Buyer will have the right to designate representatives to monitor and observe such physical count. Based upon the results of such physical count, Seller will provide Buyer a written certification executed by the Seller setting forth the actual amount of Cash on Hand, which amount will be included as an item on the Working Capital Statement to be provided by Buyer under Section 2.4.

2.3 EBITDA Adjustment. On the Closing Date, Buyer will execute and deliver to Seller a promissory note (“Buyer’s Note”) in an amount (the “EBITDA Adjustment Amount”) equal to the excess, if any, of (i) five and seventy-five hundredths (5.75) times EBITDA for the twelve (12) month period ending on the last day of the month immediately preceding the Closing Date over (ii) Twenty Five Million Five Hundred Thousand Dollars ($25,500,000). The Buyer’s Note will be substantially in the form of Exhibit B attached hereto. If the EBITDA Adjustment

Amount exceeds $200,000, the Buyer’s Note will be secured by a lien on the Real Estate, which lien shall be subordinate to any purchase money lien and may be subordinate to other liens and Security Interests in the Real Estate, or, in Buyer’s discretion, other collateral reasonably acceptable to Seller.

2.4 Working Capital Adjustment.

2.4.1 As promptly as practicable, but no later than sixty (60) days after the Closing Date, Buyer will prepare and deliver to Seller a statement setting forth the Working Capital (the “Working Capital Statement”). The Working Capital Statement will be prepared (i) in accordance with GAAP, (ii) consistent with the Company’s past practice used in calculating the components of Working Capital for the Financial Statements, and (iii) consistent with the working capital methodology set forth in Exhibit C. Following the delivery of the Working Capital Statement, Buyer will give Seller and the independent accountants of Seller access at all reasonable times to the properties, books, records and personnel of the Company and the working papers of Buyer and Buyer’s auditors relating to the Working Capital Statement. Seller will have sixty (60) days following delivery to Seller of the Working Capital Statement during which to notify Buyer in writing of any dispute of any item contained in the Working Capital Statement, which notice will set forth in reasonable detail the basis for such dispute and the Working Capital proposed by Seller (the “Dispute Notice”). If Seller fails to notify Buyer in writing of any dispute within such sixty-day period, the Working Capital Statement will be deemed to be the Final Statement (as defined below). In the event that Seller notifies Buyer of any dispute on or prior to such sixtieth day, any amounts contained in the Working Capital Statement that are not disputed by Seller in the Dispute Notice will be deemed to have been finally determined for purposes of calculating the actual Working Capital. For a period of fifteen (15) days following the delivery of the Dispute Notice to Buyer, the Chief Executive Officer and Chief Financial Officer (or the person or persons performing similar functions) of both Parties will attempt to resolve in good faith the amounts disputed in the Dispute Notice. During such fifteen-day period, Buyer will be permitted to review the working papers of Seller and Seller’s auditors relating to the Working Capital Statement and the Dispute Notice, and Seller will be permitted to review the working papers of Buyer and Buyer’s auditors relating to the Working Capital Statement. Amounts resolved by such attempts within such fifteen (15) day period will be deemed to have been finally determined for purposes of calculating the Actual Working Capital.

2.4.2 If Buyer and Seller are unable to resolve any such dispute prior to the end of such fifteen (15) day period, an accounting firm independent from Buyer’s and Seller’s respective normal auditor or outside accountants and mutually acceptable to both Buyer and Seller (the “Independent Accounting Firm”) will be appointed by Buyer and Seller to resolve such dispute and such determination will be final and binding on the Parties. The Independent Accounting Firm so appointed may not make any determination with respect to any matter not set forth in the Dispute Notice and the Independent Accounting Firm’s determination will not be more than the Working Capital set forth in the Dispute Notice or less than the amount of the Working Capital set forth in the Working Capital Statement. Each of Buyer and Seller and their respective independent accountants will give the Independent Accounting Firm access at all reasonable times to the properties, books, records and personnel of the Company for purposes of reviewing the Dispute Notice and the Working Capital Statement and calculating the Actual Working Capital. The Independent Accounting Firm will be instructed to use reasonable efforts to perform its services within thirty (30) days of submission of the Dispute Notice and the Working Capital Statement to it and, in any case, as promptly as practicable after such submission. The Working Capital Statement, as modified by resolution of any disputes by Buyer and Seller or by the Independent Accounting Firm, will be deemed to be the final statement of actual Working Capital and will be binding on the Parties (the “Final Statement”).

2.4.3 Any expenses relating to the engagement of the Independent Accounting Firm will be paid by Buyer and Seller in equal proportion. Each of Buyer and Seller will pay all advisors’ fees, charges and expenses incurred by it in connection with the dispute.

2.4.4 If the actual Working Capital set forth on the Final Statement is less than One Million Dollars ($1,000,000) (the “Target Working Capital”) , then Seller will, within five (5) days of Seller’s receipt of the Final Statement, deliver by wire transfer of immediately available funds to an account specified by the Buyer in writing, an amount equal to such deficiency. If the actual Working Capital set forth on the Final Statement is more than the Target Working Capital, then Buyer will, within five (5) days of Seller’s receipt of the Final Statement, deliver by wire transfer of immediately available funds to an account specified by Seller in writing, an amount equal to such excess. The amount by which the actual Working Capital and the Target Working Capital differ will be the “Working Capital Adjustment Amount”.

2.5 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Seller’s counsel in Reno, Nevada, commencing at 10:00 a.m. local time on the earlier of (i) January 31, 2007, or (ii) within seven days of Buyer’s notification to Seller that Buyer has obtained all applicable approvals from the Nevada gaming and liquor licensing authorities (the “Closing Date”). If the Closing Date does not occur on or before January 31, 2007 due to no fault of Seller, Buyer will pay to Seller the additional deposit described in Section 2.2.3 and the Closing Date will be extended to the earlier of (a) April 30, 2007 or (b) within seven days of Buyer’s notification to Seller that Buyer has obtained all applicable approvals from the Nevada gaming and liquor licensing authorities.

2.6 Closing Obligations. At the Closing:

2.6.1 Seller will deliver to Buyer:

2.6.1.1 All certificates representing the Shares duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer;

2.6.1.2 A certificate duly endorsed by Seller setting forth the actual Cash on Hand and the Working Capital; and

2.6.1.3 A certificate executed by Seller to the effect that, except as otherwise stated in such certificate, each of Seller’s representations and warranties in this Agreement was accurate in all material respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date.

2.6.2 Buyer will deliver to Seller:

2.6.2.1 A wire transfer of immediately available funds to the account specified by Seller in the amount of the Purchase Price less the Deposit;

2.6.2.2 The Buyer’s Note and security instrument, if applicable; and

2.6.2.3 A certificate executed by Buyer to the effect that, except as otherwise stated in such certificate, each of Buyer’s representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date.

3.0	Representations and Warranties Concerning the Transaction.

3.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer that the statements contained in this Section 3.1 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3.1) with respect to itself, except as set forth in Annex I attached hereto or previously disclosed in the various documents and information delivered by Seller to Buyer pursuant to the Due Diligence List.

3.1.1 Authorization of Transaction. Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Except for approvals required under Gaming Laws, this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms. Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. Except for notices required under Gaming Laws, Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental body in order to consummate the transactions contemplated by this Agreement.

3.1.2 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (following receipt of all required governmental approvals), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any governmental body or the terms and provisions of any trust document or (ii) as of the Closing Date, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material Contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of it or its assets is subject. Notwithstanding the preceding, as further described in Section 5.12 below, Seller and Buyer acknowledge and agree that the transaction contemplated by this Agreement may require the consent of Holiday Inn under the Holiday Inn Express Franchise Agreement between Seller/Company and Holiday Inn, and in absence of that consent, Buyer may not assume the franchise rights to operate a Holiday Inn Express, and a penalty/liquidated damages may be due.

3.1.3 Brokers’ Fees. Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

3.1.4 Shares. Seller is the sole record and beneficial owner of the Shares, free and clear of any restrictions on transfer (other than any restrictions under Gaming Laws, the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands. Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require Seller to sell, transfer or otherwise dispose of any capital stock of the Company (other than this Agreement). Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.

3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller that the statements contained in this Section 3.2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3.2).

3.2.1 Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2.2 Authorization of Transaction. Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms and conditions.

3.2.3 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any governmental body to which Buyer is subject or any provision of its charter or bylaws or (ii) as of the Closing Date, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, Contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound.

3.2.4 Brokers’ Fees. Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

3.2.5 Investment. Buyer is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

4.0	Representations and Warranties Concerning the Company and the Real Estate.

Seller represents and warrants to Buyer that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4), except as set forth below, in the disclosure schedule delivered by Seller to Buyer and referenced below (the “Disclosure Schedule”), or as previously disclosed and delivered to Buyer by Seller pursuant to the Due Diligence List. The parties acknowledge and agree that, notwithstanding anything to the contrary below, Seller has, prior to the execution of this Agreement made available and/or delivered to Buyer many of the documents, information, and related due diligence referenced as part of the Disclosure Schedules pursuant to the Due Diligence List, and Buyer hereby acknowledge receipt of the documents referenced in the deliveries made pursuant to the Due Diligence List. The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4 and is to be considered supplementary to the Due Diligence List and all documents and information furnished to Buyer pursuant thereto . Buyer further agrees and represents that Seller has disclosed to Buyer and made available to Buyer pursuant to the Due Diligence List prepared by Buyer the material contained in two file boxes duly maintained and secured in Seller’s counsel’s offices, which material shall be securely maintained by Seller’s counsel for a period at least until the closing of this transaction.

4.1 Organization, Qualification, and Corporate Power. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. The Company is duly authorized to conduct business and is in good standing under the laws of the state of Nevada, which are all the jurisdictions in which ownership of property or the conduct of the Company’s business requires such qualification. The Company has full corporate power and authority and all licenses, permits, and authorizations necessary to conduct the businesses in which it is engaged and in which it presently proposes to engage and to own and use the properties and assets that it purports to own or use, and to perform all its obligations under its Contracts. Seller has delivered to Buyer correct and complete copies of the articles of incorporation and bylaws of the Company (as amended to date). The minute book (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the Company are correct and substantially complete. The Company is not in default under or in violation of any provision of its articles of incorporation or bylaws.

4.2 Capitalization. The entire authorized capital stock of the Company consists of 2,000 shares of common stock with no par value, of which 1,000 shares are issued and outstanding and constitute all the Shares and no shares are held in treasury. The Company has no classes of stock other than common stock. All of the Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record solely by Seller free and clear of all Encumbrances. None of the outstanding equity securities or other securities of the Company was issued in violation of the Securities Act or other law or regulation governing the issuance of such securities. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any more of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company. No legend or other reference to any purported Encumbrance appears on any certificate representing equity securities of the Company, other than required under the Gaming Laws. The Company does not own, or have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

4.3 Noncontravention. To the knowledge of Seller, and except (i) for the Holiday Inn Franchise Agreement referenced in Section 3.1.2 above, and (ii) any required governmental approvals, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, directly: (i) contravene, conflict with, or result in a violation of any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any governmental body to which the Company is subject, any provision of the charter or bylaws of the Company, or any resolution adopted by the board of directors or the stockholders of the Company, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, Contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest or other Encumbrance upon any of its assets).

4.4 Brokers’ Fees. The Company has no Liability or obligation, contingent or otherwise, to pay any fees, commissions or other payments to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

4.5 Title to Assets. Section 4.5 of the Disclosure Schedule contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by the Company. Seller has delivered or made available to Buyer copies of the deeds and other instruments (as recorded) by which the Company acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of Seller or the Company and relating to such property or interests. Buyer acknowledges Seller leases a warehouse from Seller’s father, and it is Buyer’s responsibility to negotiate and execute a new lease with Seller’s father should it choose to maintain/continue the lease arrangement. The Company has good (and marketable in the case of real property) title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, shown on the Most Recent Balance Sheet or acquired after the date thereof, or that its purports to own, free and clear of all Security Interests, except for properties and assets disposed of in the ordinary course of business since the date of the Most Recent Balance Sheet.

4.6 Financial Statements. The parties will attached hereto as Exhibit D the following financial statements (collectively the “Financial Statements”) at or prior to Closing: (i) audited and unaudited balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2002, December 31 2003, December 31, 2004 and December 31, 2005 (the “Most Recent Fiscal Year End”) for the Company, together with the report thereon of Muckel Anderson, CPAs, independent certified public accountants; and (ii) unaudited balance sheets and statements of income, changes in stockholders’ equity, and cash flow (the “Most Recent Financial Statements”) as of and for the month ending immediately prior to the Closing Date (the “Most Recent Fiscal Month End”) for the Company. The Financial Statements (including the notes thereto), except as otherwise disclosed in the Financial Statements, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations and changes in stockholders’ equity, and cash flow of the Company for such periods, are correct and materially complete, and are consistent with the books and records of the Company (which books and records are correct and complete). No financial statements of any Person other than the Company is required by GAAP to be included in the financial statements of the Company. The Financial Statements do not include any tangible assets or properties that will not continue to be owned by and physically present at the premises of the Company as of the Closing Date, except for Inventory sold in the ordinary course of business. Notwithstanding the preceding, and although not specifically disclosed in the Financial Statements, waters rights, if any, associated with the real property located at 1600 W. Williams Avenue, Fallon, Nevada, will be donated/dedicated to Churchill County, Nevada.

4.7 Books and Records; Internal Controls. The books of account, minute books, stock records books, and other records of the Company, all of which have been made available to Buyer, are substantially complete and materially correct. The minute books of the Company contain accurate and substantially complete records of meetings held of, and corporate action taken by, the stockholders, the board of directors, and committees of the board of directors. All the foregoing books and records are in possession of the Company. Without limiting the foregoing, the Company maintains internal accounting controls and controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of its financial statements in accordance with GAAP and to maintain accountability for its assets, (iii) access to its assets is permitted only in accordance with management’s general or specific authorization, and (iv) accounts, notes, and other receivables are implemented to effect the collection thereof on a current and timely basis.

4.8 No Material Adverse Change. Since the Most Recent Fiscal Year End, there has not been any material adverse change in the business, properties, assets, financial condition, operations, results of operations, or to the knowledge of Seller,future prospects of the Company, and, to the knowledge of Seller, no event has occurred or circumstances exist that may result in such a material adverse change, including without limitation any final or pending closure, downsizing or limitation in the operations of the Fallon Naval Air Base. Notwithstanding the preceding, neither Seller nor Company make any representation or warranty to Buyer regarding the future profitability of Company.

4.9 Absence of Certain Changes and Events. Without limiting the generality of the foregoing, since the Most Recent Fiscal Year End:

4.9.1 the Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business consistent with past practice;

4.9.2 the Company has not entered into any agreement, Contract, lease, or license (or series of related agreements, Contracts, leases, and licenses) either involving more than $25,000, committing the Company for a period of more than one year other than in the ordinary course of business consistent with past practice;

4.9.3 to the knowledge of Seller, no party (including the Company) has accelerated, terminated, modified, or cancelled any agreement, Contract, lease, or license (or series of related agreements, Contracts, leases, and licenses) involving more than $25,000 to which the Company is a party or by which it is bound;

4.9.4 the Company has not imposed, or allowed the imposition of, any Security Interest upon any of its assets, tangible or intangible;

4.9.5 the Company has not entered into any loan to, or any acquisition of the (or series of related loans) either involving more than $25,000 or outside the ordinary course of business consistent with past practice;

4.9.6 the Company has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

4.9.7 the Company has not delayed or postponed the payment of accounts payable and other Liabilities outside the ordinary course of business consistent with past practice;

4.9.8 the Company has not cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $10,000 or outside the ordinary course of business consistent with past practice;

4.9.9 the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

4.9.10 there has been no change made or authorized in the articles of incorporation or bylaws of the Company;

4.9.11 the Company has not issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

4.9.12 the Company has not redeemed, purchased, or otherwise acquired any of its capital stock;

4.9.13 the Company has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

4.9.14 the Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the ordinary course of business consistent with past practice;

4.9.15 the Company has not entered into any employment contract or collective bargaining agreement, written or oral, or materially modified the terms of any existing such contract or agreement;

4.9.16 the Company has not granted any increase in the base compensation of any of its directors, officers, and employees outside the ordinary course of business consistent with past practice;

4.9.17 the Company has not adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);

4.9.18 the Company has not made any other change in employment terms for any of its directors, officers, and employees outside the ordinary course of business consistent with past practice;

4.9.19 the Company has not made or pledged to make any charitable or other capital contribution outside the ordinary course of business consistent with past practice;

4.9.20 to the knowledge of Seller, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the ordinary course of business consistent with past practice involving the Company or any of its assets;

4.9.21 there has not been (i) any change in any accounting, financial reporting, Inventory, credit, allowance, or Tax practice or policy, (ii) any change in any method of calculating any bad debt, contingency or other reserve of the Company for accounting, financial reporting or Tax purposes, (iii) revaluation by the Company of any of its assets or properties (whether tangible or intangible) or (iv) any change in the manner of calculating its slot club liability; and

4.9.22 to the knowledge of Seller, the Company has not committed to any of the foregoing.

4.10 No Undisclosed Liabilities. To the knowledge of Seller, the Company does not have any Liability (and to the knowledge of Seller, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand giving rise to any material Liability), except for (i) Liabilities set forth disclosed in the Most Recent Balance Sheet (including the notes thereto) and (ii) Liabilities which have arisen after the Most Recent Fiscal Month End in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

4.11 Legal Compliance. To the knowledge of Seller, the Company, if any, has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of all applicable federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced or, to Seller’s Knowledge is threatened, alleging any failure so to comply.

4.12 Tax Matters.

4.12.1 The Company has filed all Tax Returns that it was required to file. To the knowledge of Seller, all such Tax Returns were materially correct and complete in all respects. All Taxes owed by the Company have been paid. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

4.12.2 To the knowledge of Seller, the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

4.12.3 Neither Seller nor any director or officer (or other employee responsible for Tax matters) of the Company expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Company either (A) claimed or raised by any authority in writing or (B) as to which Seller or the directors and officers (and employees responsible for Tax matters) of the Company has Knowledge. Section 4.12 of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2000, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audits. Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2000.

4.12.4 The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

4.12.5 The Company has not filed a consent under Code Section 341(f) concerning collapsible corporations. The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 280G. The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. The Company is not a party to any Tax allocation or sharing agreement. The Company (i) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return or (ii) has no Liability for the Taxes of any Person (other than the Company) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

4.12.6 Section 4.12 of the Disclosure Schedule sets forth the following information with respect to the Company as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the transactions contemplated hereby): (i) the basis of the Company in its assets; and (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to the Company.

4.12.7 The unpaid Taxes of the Company (i) did not, as of the Most Recent Fiscal Month End, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

4.13 Real Estate.

4.13.1 Section 4.13.1 of the Disclosure Schedule lists and describes briefly all real property that the Company owns (or will own at the Closing Date). With respect to each such parcel of owned real property and the improvements located thereupon and, except for the representations and warranties set forth in Section 4.13.1.1, with respect to each parcel of real property leased or subleased to the Company and the improvements located thereupon:

4.13.1.1 the Company has, and in the case of the Real Estate to be conveyed to the Company pursuant to Section 5.10, Seller has and the Company will have, as of the Closing Date, good and marketable title to the parcel of real property, free and clear of any Security Interest, easement, covenant, or other restriction, except for installments of real property taxes and special assessments not yet delinquent and except as specifically disclosed in a preliminarily title report to be obtained by Buyer;

4.13.1.2 to the knowledge of Seller, there are no pending or threatened condemnation proceedings, lawsuits, or administrative actions relating to the property or other matters affecting materially and adversely the current use, occupancy, or value thereof;

4.13.1.3 neither the Company nor Seller has received any written notice from any city, county, state or other government authority (i) of any order or directive requiring any work of repair, maintenance or improvement be performed on such property, or (ii) relating to defects in the improvements upon such property or relating to noncompliance with any applicable building code or restriction, or (iii) relating to any threat of condemnation;

4.13.1.4 neither the Company nor Seller has received any written notification of any intended public improvements that will or could result in any charges being assessed against such property whether through a special assessment or otherwise that will result in a lien upon such property;

4.13.1.5 to the knowledge of Seller, all certificates of occupancy for the improvements upon such property have been issued and all facilities have received and the Company and, as applicable, Seller have maintained in full force and effect all approvals of governmental authorities (including licenses and permits) required for: (i) the occupancy of the entire square footage of the improvements upon such property; (ii) the ownership or operation of such property and the improvements thereon; and (iii) the use of available parking in full compliance with applicable federal, state and local codes, laws, statutes, ordinances, rules and regulations.

4.13.1.6 other than the leases between Seller and Company, Seller’s father and Company, and Trent’s Video and Vending, there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the parcel of real property;

4.13.1.7 there are no outstanding options or rights of first refusal to purchase the parcel of real property, or any portion thereof or interest therein;

4.13.1.8 there are no parties (other than the Company or, in the case of the Real Estate, Seller) in possession of any parcel of real property, other than tenants under any leases disclosed in Section 4.13.1 who are in possession of space to which they are entitled;

4.13.1.9 all facilities located on the parcel of real property are supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, cable television, sanitary sewer, and storm sewer, all of which services are adequate, to the knowledge of Seller, in accordance with all applicable laws, ordinances, rules, and regulations and are provided via public roads or via permanent, irrevocable, appurtenant easements benefiting the parcel of real property; and

4.13.1.10 each parcel of real property abuts on and has direct vehicular access to a public road, or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting the parcel of real property.

4.13.2 Section 4.13.2 of the Disclosure Schedule lists and describes briefly all real property leased or subleased to the Company. Section 4.13.2 of the Disclosure Schedule also identifies the leased or subleased properties for which title insurance policies are to be procured in accordance with Section 5.8.2 below. Seller has delivered to Buyer correct and complete copies of the leases and subleases listed in Section 4.13.2 of the Disclosure Schedule (as amended to date). With respect to each lease and sublease listed in Section 4.13.2 of the Disclosure Schedule:

4.13.2.1 the lease or sublease is legal, valid, binding, enforceable, and in full force and effect;

4.13.2.2 the lease or sublease will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

4.13.2.3 no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

4.13.2.4 no party to the lease or sublease has repudiated any provision thereof;

4.13.2.5 there are no disputes, oral agreements or forbearance programs in effect as to the lease or sublease;

4.13.2.6 with respect to each sublease, the representations and warranties set forth in subsections 4.13.2.1 through 4.13.2.5 above are true and correct with respect to the underlying lease;

4.13.2.7 the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

4.13.2.8 all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required in connection with the operation thereof and to the knowledge of Seller, have been operated and maintained in accordance with applicable laws, rules, and regulations;

4.13.2.9 all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities; and

4.13.2.10 the owner of the facility leased or subleased has good and marketable title to the parcel of real property, free and clear of any Security Interest, easement, covenant, or other restriction, except for installments of special easements not yet delinquent and recorded easements, covenants, and other restrictions which do not impair the current use, occupancy, or value, or the marketability of title, of the property subject thereto.

4.14 Intellectual Property.

4.14.1 The Company owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary or desirable for the operation of the businesses of the Company as presently conducted and as presently proposed to be conducted. Each item of Intellectual Property owned or used by the Company immediately prior to the Closing hereunder will be owned or available for use by the Company on identical terms and conditions immediately subsequent to the Closing hereunder. The Company has taken all necessary and desirable action to maintain and protect each item of Intellectual Property that it owns or uses.

4.14.2 To the knowledge of Seller, the Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither Seller nor any of the directors and officers (and employees with responsibility for Intellectual Property matters) of the Company has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of Seller and the directors and officers (and employees with responsibility for Intellectual Property matters) of the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Company.

4.14.3 Section 4.14.3 of the Disclosure Schedule identifies each patent, trademark, service mark or other federal or state registration which has been issued to any of the Company with respect to any of its Intellectual Property, identifies each pending application for patent, trademark or service mark, or application for any such registration, which the Company has made with respect to any of its Intellectual Property, and identifies each license, agreement, Contract, or other permission which the Company has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). Seller has delivered to Buyer correct and complete copies of all such patents, trademarks service marks, registrations, applications, licenses, agreements, Contracts, and permissions (as amended to date) and have made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Section 4.14.3 of the Disclosure Schedule also identifies each trade name or unregistered trademark used by the Company in connection with any of its businesses. With respect to each item of Intellectual Property required to be identified in Section 4.14.3 of the Disclosure Schedule:

4.14.3.1 the Company possesses all right, title, and interest in and to the item, free and clear of any Security Interest, Encumbrance, license, or other restriction;

4.14.3.2 the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

4.14.3.3 no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and

4.14.3.4 the Company has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

4.14.4 Section 4.14.4 of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Company uses pursuant to license, sublicense, agreement, Contract, or permission. Seller has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, Contracts, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Section 4.14.4 of the Disclosure Schedule:

4.14.4.1 the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

4.14.4.2 the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

4.14.4.3 no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

4.14.4.4 no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

4.14.4.5 with respect to each sublicense, the representations and warranties set forth in subsections 4.14.4.1 through 4.14.4.4 above are true and correct with respect to the underlying license;

4.14.4.6 the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

4.14.4.7 no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property; and

4.14.4.8 the Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

4.14.5 To the Knowledge of Seller and the directors and officers (and employees with responsibility for Intellectual Property matters) of the Company, the Company will not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of its businesses as presently conducted and as presently proposed to be conducted.

4.14.6 Except as set forth in Section 4.14.6 of the Disclosure Schedule, all former and current employees of the Company have executed written Contracts with the Company that assign to the Company all rights to any inventions, improvements, discoveries, or information relating to the business of the Company. No employee of the Company has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than of the Company.

4.15 Tangible Assets. The Company owns, leases or licenses all buildings, machinery, equipment, other tangible assets and System necessary for the conduct of its businesses as presently conducted and as presently proposed to be conducted. To the knowledge of Seller, each such tangible asset or System is free from defects (patent and latent), has been maintained in accordance with manufacturer guidelines and normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed to be used.

4.16 Inventory. All Inventory of the Company is merchantable and fit for the purpose for which it is used, held for use or for which it was procured, and none of which is slow-moving, obsolete, damaged, or defective, subject only to the reserve for inventory writedown set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. The Inventory is sufficient to permit normal operation of the Company’s business as it is being conducted and as it is proposed to be conducted.

4.17 Contracts. Section 4.17 of the Disclosure Schedule lists the following contracts and other agreements to which the Company is a party or to which it may be bound:

4.17.1 any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments;

4.17.2 any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services;

4.17.3 any agreement concerning a partnership or joint venture;

4.17.4 any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, or under which it has imposed a Security Interest on any of its assets, tangible or intangible, other than the lease of a 2005 Dodge Ram Pickup which lease shall be assigned to Seller prior to, or shortly after, the execution of this Agreement;

4.17.5 any agreement concerning confidentiality or noncompetition;

4.17.6 any agreement with Seller or any party related in any way to Seller;

4.17.7 any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees;

4.17.9 any collective bargaining agreement;

4.17.10 any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis or any such agreement providing severance benefits;

4.17.11 any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the ordinary course of business;

4.17.12 any agreement under which the consequences of a default or termination could have an adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Company; or

4.17.13 any other agreement (or group of related agreements) by which the Company is a party or may be bound.

Seller has delivered to Buyer a correct and complete copy of each written agreement listed in Section 4.17 of the Disclosure Schedule (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 4.17 of the Disclosure Schedule. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

4.18 Notes and Accounts Receivable. All notes and accounts receivable of the Company, including without limitation all casino collection receivables, by customer, are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company.

4.19 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company.

4.20 Insurance. Section 4.20 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the Company has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past two (2) years:

(i) the name, address, and telephone number of the agent;

(ii) the name of the insurer, the name of the policyholder, and the name of each covered insured;

(iii) the policy number and the period of coverage;

(iv) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(v) a description of any retroactive premium adjustments or other loss-sharing arrangements.

With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Company nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Company has been covered during the past ten years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 4.20 of the Disclosure Schedule describes any self-insurance arrangements affecting the Company.

4.21 Litigation. Section 4.21 of the Disclosure Schedule sets forth each instance in which the Company (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the Knowledge of Seller or the directors or officers of the Company, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section 4.21 of the Disclosure Schedule could result in any adverse change in the business, financial condition, operations, results of operations, or future prospects of the Company. Neither Seller nor the directors and officers (and employees with responsibility for litigation matters) of the Company has any reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Company.

4.22 Employees. Section 4.22 of the Disclosure Schedule sets forth a list of all of the Company’s employees, their titles, brief job descriptions and annual compensation (including any bonuses) for the Most Recent Fiscal Year End. To the Knowledge of Seller and the directors and officers (and employees with responsibility for employment matters) of the Company, no executive, key employee, or group of employees has any plans to terminate employment with the Company. The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. The Company has not committed any unfair labor practice. Neither Seller nor the directors and officers (and employees with responsibility for employment matters) of the Company has any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company.

4.23 Employee Benefits.

4.23.1 Section 4.23 of the Disclosure Schedule lists each Employee Benefit Plan that the Company maintains or to which the Company contributes or has any obligation to contribute.

4.23.1.1 Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all respects with the applicable requirements of ERISA, the Code, and other applicable laws.

4.23.1.2 All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports, PBGC-1’s, and summary plan descriptions) have been timely filed and distributed appropriately with respect to each such Employee Benefit Plan. The requirements of COBRA have been met with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan.

4.23.1.3 All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each such Employee Benefit Plan which is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Company and its Subsidiaries. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan.

4.23.1.4 To the knowledge of Seller, each such Employee Benefit Plan which is an Employee Pension Benefit Plan meets the requirements of a “qualified plan” under Code Section 401(a), has received, a favorable determination letter from the Internal Revenue Service that it is a “qualified plan,” and neither Seller nor any directors or officers of the Company is aware of any facts or circumstances that could result in the revocation of such determination letter.

4.23.1.5 The market value of assets under each such Employee Benefit Plan which is an Employee Pension Benefit Plan (other than any Multiemployer Plan) equals or exceeds the present value of all vested and nonvested Liabilities thereunder determined in accordance with PBGC methods, factors, and assumptions applicable to an Employee Pension Benefit Plan terminating on the date for determination.

4.23.1.6 Seller has delivered to Buyer correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent Form 5500 Annual Report, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan.

4.23.2 With respect to each Employee Benefit Plan that the Company and any ERISA Affiliate maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute:

4.23.2.1 No such Employee Benefit Plan which is an Employee Pension Benefit Plan (other than any Multiemployer Plan) has been completely or partially terminated or been the subject of a Reportable Event as to which notices would be required to be filed with the PBGC. No proceeding by the PBGC to terminate any such Employee Pension Benefit Plan (other than any Multiemployer Plan) has been instituted or, to the Knowledge of Seller or the directors and officers (or employees responsible for employee benefit matters ) of the Company, threatened.

4.23.2.2 To the knowledge of Seller, there have been no Prohibited Transactions with respect to any such Employee Benefit Plan. No fiduciary (within the meaning of ERISA Section 3(21)) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or threatened. Neither Seller nor the directors and officers (and employees with responsibility for employee benefits matters) of the

Company has any Knowledge of any basis for any such action, suit, proceeding, hearing, or investigation.

4.23.2.3 The Company has not incurred, and neither Seller nor the directors and officers (and employees with responsibility for employee benefits matters) of the Company has any reason to expect that the Company will incur, any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability as defined in ERISA Section 4201) or under the Code with respect to any such Employee Benefit Plan which is an Employee Pension Benefit Plan.

4.23.3 The Company has never contributed to, or ever been required to contribute to any Multiemployer Plan or has any Liability (including withdrawal liability as defined in ERISA Section 4201) under any Multiemployer Plan.

4.23.4 The Company has never maintained or contributed to and has never been required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with COBRA).

4.24 Guaranties. The Company is not a guarantor or otherwise liable for any Liability or obligation (including indebtedness) of any other Person.

4.25 Environmental, Health and Safety Matters.

4.25.1 The Company (including, with respect to the Real Estate, Seller) to its/his knowledge, have complied and are in compliance with all Environmental, Health and Safety Requirements.

4.25.2 Without limiting the generality of the foregoing, Company has obtained and complied with, and is in compliance with, all permits, licenses and other authorizations that are required pursuant to Environmental, Health and Safety Requirements for the occupation of its facilities and the operation of its business; a list of all such permits, licenses and other authorizations is set forth in Section 4.25 of the Disclosure Schedule.

4.25.3 Neither the Company (including, with respect to the Real Estate, Seller) has received any written notice or report regarding any actual or alleged violation of Environmental, Health and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health and Safety Requirements.

4.25.4 Other than as disclosed in the environmental reports delivered to Buyer, or reflected in the report issued from the phase one environmental obtained by Buyer, none of the following exists at any property or facility owned or operated by the Company: (or the Real Estate to be conveyed by Seller to the Company) (1) underground storage tanks,

(2) materials or equipment containing polychlorinated biphenyls, or (3) landfills, surface impoundments, or disposal areas.

4.25.5 To the knowledge of Seller, neither the Company nor Seller, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental, Health and Safety Requirements.

4.25.6 Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental, Health and Safety Requirements.

4.25.7 Neither the Company nor any of its predecessors or Affiliates (including, with respect to the Real Estate, Seller) has, either expressly or by operation of law, assumed or undertaken any liability, including without limitation any obligation for corrective or remedial action, of any other Person relating to Environmental, Health and Safety Requirements.

4.25.8 To the knowledge of Seller, no facts, events or conditions relating to the past or present facilities, properties or operations of the Company (including, with respect to the Real Estate, Seller) will prevent, hinder or limit continued compliance with Environmental, Health and Safety Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental, Health, and Safety Requirements, or give rise to any other liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental, Health and Safety Requirements, including without limitation any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

4.25.9 The Company has delivered to the Buyer true, complete and correct copies of any Phase I environmental reports and all other environmental reports and updates thereto obtained by the Company or Seller that have been conducted with respect to the Real Estate, any improvements thereon and any other real property owned, leased or operated by the Company.

4.26 Certain Business Relationships. Except for the Real Estate leased to the Company and a lease between Seller/Company and Seller’s father, neither Seller nor any party related to Seller has been involved in any business arrangement or relationship with the Company within the past 12 months, and neither Seller nor any party related to Seller owns any asset, tangible or intangible, which is used in the business of the Company.

4.27 Compliance with Gaming Laws. The Company has maintained at all times reserves for working capital, capital improvements, replacements and/or contingencies to the extent, and in the amounts, required by the Gaming Laws, including without limitation the cash reserves thereunder (“Required Cash Reserves”). Neither Seller nor the Company has received any written claim, demand, notice, complaint, court order or administrative order from any government or regulatory authority relating to any violation or possible violation of any Gaming Laws and to the Knowledge of Seller and the Company, there is no fact or event that would be expected to result in receipt of any such claim, demand, notice, complaint, court or other administrative order.

4.28 Licenses and Permits. All applicable fees have been timely paid with respect to all licenses and permits held by the Company or necessary for the conduct of business currently being conducted by Company and all such licenses and permits are as of the date of execution of this Agreement and will be on the Closing Date in full force and effect and in good standing without, to the knowledge of Seller, threatened or pending disciplinary action from any applicable government or other authority. Neither Seller nor the Company has received any written claim, demand, notice, complaint, court order or administrative order from any government or regulatory authority relating to any violation or possible violation with respect to any of its licenses or permits and to the Knowledge of Seller and the Company, there is no fact or event that would be expected to result in receipt of any such claim, demand, notice, complaint, court or other administrative order.

4.29 Players’ Club. Section 4.29 of the Disclosure Schedule includes, as of the Closing Date, (i) the Company’s X-Tra Bucks Players’ Club database (“Players’ Club Database”) consisting of approximately 3919 customers and all other similar databases containing proprietary information about the Company’s customers and (ii) a list of each customer that has been included in the Players’ Club Database since August 2004.

4.30 Progressive Slots. The progressive slot machine liabilities of the Company (i) have been and are measured on a daily basis, or otherwise in compliance with all applicable Gaming Laws, (ii) have included and include any liabilities of progressive slot machines that have been removed from the casino floor and are required to be returned to the casino floor and (iii) have been and are reflected on the Company’s Financial Statements.

4.31 Chips and Tokens. Section 4.31 of the Disclosure Schedule sets forth a list of all current series of chips and tokens of the Company. All earlier series of chips and tokens issued by the Company have been properly redeemed and returned, with no future liability of the Company.

4.32 Disclosure. The representations and warranties contained in this Section 4 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this Section 4 not misleading.

5.0 Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

5.1 General. Each Party will use its commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7 below).

5.2 Notices and Consents. Seller will cause the Company to give any notices to third parties, and will cause the Company to use its best efforts to obtain any third party consents, that Buyer may request in connection with the matters referred to in Section 4.3 above. Each Party will (and Seller will cause the Company to) give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 3.1.2, Section 3.2.2, and Section 4.3 above.

5.3 Preservation of Licenses. Seller will cause the Company to retain and maintain all permits and licenses of related to the business of the Company, including without limitation all gaming and liquor licenses, in good standing and without threatened or pending disciplinary action.

5.4 Conduct of Business. Subject to the limitations and exceptions set forth below and unless prohibited from doing so by any applicable Gaming Law, rule or regulation, Seller agrees to cause the Company to: (i) carry on its business and operations only in the ordinary course of business, (ii) pay its debts when due (or within any applicable grace periods, and subject to any good faith dispute regarding any debt), (iii) pay and otherwise perform its obligations in respect of Taxes and Tax Returns of the Company, (iv) maintain reserves for Working Capital, capital improvements, replacements and contingencies to the extent, and in the amounts, in each case, required by all applicable gaming and other laws, including any cash reserve requirements thereunder, (v) maintain the Company’s assets and properties in good repair, order and conditions (subject to normal wear and tear), replace in the ordinary course of business its inoperable, worn out or obsolete assets with assets of quality consistent with past practice and, in the event of an insured casualty, loss or damage to any property prior to the Closing Date, whether or not its property is insured, either repair or replace such damaged property to the condition it was in immediately prior to such casualty, loss or damage, (vi) maintain the Company’s Inventory at current or normal operating levels and not deplete such Inventory, except in the ordinary course of business, or (vii) use all reasonable efforts consistent with past practices and policies to keep available the services of its present officers and key employees and preserve its relationships with is customers, suppliers, distributors, and others having business dealing with it . In furtherance and not in limitation of the foregoing, Seller will cause the Company to refrain from:

5.4.1 entering into, amending, modifying, terminating, granting any waiver under or giving any consent with respect to any material Contract or any material license other than in the ordinary course of business consistent with past practice without Buyer’s prior written consent, which consent will not be unreasonably withheld or delayed.

5.4.2 intentionally or knowlingly violate, breach or default under , in any material respect, or taking or failing to take any action that would constitute a material violation or breach of, or default under, any term or provision of any material Contract or license.

5.4.3 incurring, purchasing, canceling, prepaying or otherwise providing for a complete or partial discharge in advance of a scheduled payment date with respect to, or waiving any right of the Company under, any Liability of or owing to the Company, other than in the ordinary course of business consistent with past practice.

5.4.4 engaging in any transaction with any officer, director or Affiliate of the Company, either outside the ordinary course of business or other than on an arm’s-length basis, other than in the ordinary course of business consistent with past practice.

5.4.5 increasing cash compensation or severance pay entitlements of any employee, officer, director, independent contractor or other personnel, or making any other material changes in the Company’s compensation and personnel policies except for reasonable and customary periodic compensation increases and bonuses based on performance and consistent with past practice or in accordance with the bonus programs applicable generally to employees, and excluding any bonuses, distributions, or dividends paid to Seller prior to Closing.

5.4.6 (i) incurring or assuming any indebtedness, other than in the ordinary course of business consistent with past practice; (ii) accelerating or delaying collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practices; (iii) delaying or accelerating in any material respect payment of any account payable in advance of its due date or the date such Liability would have been paid in the ordinary course of business consistent with past practice; (iv) assuming, guaranteeing, endorsing or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except in the ordinary course of business; (v) varying the Company’s Inventory practices in any material respect from the Company’s past practices, or (vi) except as required to do so pursuant to any written agreements in existence on the date of this Agreement, making or authorizing any loans, advances or capital contributions to, or investments in, any other Person (including advances to employees).

5.4.7 entering into any lease affecting any of the Company’s assets, or modifying or amending in any material respect, or terminate, any of the existing leases with respect to any Company property, other than in the ordinary course of business consistent with past practice.

5.4.8 failing to maintain its existing insurance coverage in all material respects of all types in effect as of the date hereof; provided, however, in the event any such coverage is terminated or lapses, to the extent available at reasonable cost, the Company may procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies.

5.4.9 making any material change with respect to accounting policies or procedures, other than as required by GAAP or any governmental or regulatory authority.

5.4.10 taking or committing to take, any action that would make any representation or warranty of the Seller contained herein inaccurate in any respect at, or as of any time prior to, the Closing so as to cause the conditions to the Seller to consummate the transactions contemplated herein not to be satisfied.

5.4.11 writing up, writing down or writing off the book value of any assets of the Company, except in the ordinary course of business consistent with past practice and for depreciation and amortization in accordance with GAAP consistently applied.

5.4.12 engaging in marketing, including the mailing of cash based promotional activities, food and beverage complimentaries or hotel complimentaries in a manner not consistent with past practices.

5.4.13 sell, transfer or otherwise dispose of the Players’ Club Database or any portion thereof for any purpose.

5.4.14 delete, remove or otherwise conceal any information regarding any customer who has been included in the Players’ Club Database at any time during the prior thirty-six months.

5.4.15 entering into any Contract to do or engage in any of the foregoing.

Notwithstanding the foregoing, Buyer agrees that on or prior to the Closing Date, Seller will convey the Real Estate to the Company as an additional capital contribution, and Buyer hereby consents to such transaction. Nothing in this Section 5.4 is intended to, or will be construed as, Buyer’s exercise of control over the Company in a manner that may violate any applicable Gaming Law, rule or regulation. In the event any gaming regulator with jurisdiction over the Company’s operations advises (formally or informally) that this Section 5.4 constitutes (or may constitute) a violation of applicable Gaming Law, Buyer and Seller will negotiate in good faith, as promptly as practicable, to modify this Section 5.4 to the extent necessary to conform this Agreement to applicable laws, rules and regulations.

5.5 Full Access. Seller will permit, and will cause the Company to permit, representatives of Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records (including Tax records), contracts and documents of or pertaining to the Company and its business and the Real Estate. The obligations of this section will include without limitation the following:

5.5.1 Subject to the confidentiality obligations set forth in Section 6.4 and to all applicable laws, including Gaming Laws, Seller will (i) provide Buyer and its respective officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives, any Person who is considering providing financing to Buyer for all or any portion of the Purchase Price or otherwise, or any appraiser of the assets and properties all of whom shall have an express duty of confidentiality to Buyer for the benefit of Buyer, Seller and the Company (collectively, “Purchaser Representatives”) with reasonable access, upon prior notice, during normal business hours (or at such other times as Seller may specify) and subject to reasonable scheduling, to employees and agents of the Company who have significant responsibility for the conduct of the business, to the Company’s and Seller’s accountants and to the assets and properties of the Company, and (ii) furnish Buyer and such other Persons with all such information and data (including, without limitation, copies of Contracts, licenses, and other books and records) concerning the Company and its assets as Purchaser or any of such other Persons reasonably may request in connection with such investigation and (iii) permit the Purchaser’s senior officers to meet with their respective personnel who are responsible for the Financial Statements, internal controls, and disclosure controls and procedures of the Company to discuss such matters as the Buyer may deem necessary or appropriate for the Buyer to satisfy its obligations (if any) under the Sarbanes-Oxley Act of 2002, as amended, and rules or regulations thereunder after the Closing Date.

5.5.2 Seller will cooperate with Buyer to enable Buyer to consummate its financing (including using reasonable efforts to provide access to the independent accountants of the Company); provided, however, that upon request from Seller, Buyer will provide copies to Seller of financing materials, including offering circulars and amendments thereto used prior to the Closing Date, that contain information about the Company or Seller.

5.5.3 At the time of Closing, Seller and Buyer will jointly conduct an inventory of (i) the tangible assets, System and other property (other than real property interests, Inventory and supplies) owned by the Company, (ii) the tangible assets, System and other property leased by the Company and (iii) each live game (including gaming tables), electronic gaming devices (including all slot machines), and other gaming related equipment owned, leased or otherwise used by the Company.

5.6 Notice of Developments. Seller will give prompt written notice to Buyer of any material adverse development causing a breach of any of the representations and warranties in Section 4 above. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in Section 3 above.

5.7 Exclusivity. Seller will not, and will not cause, permit or authorize the Company, or any representative on behalf of Seller or the Company, to, directly, (i) solicit, initiate, encourage or induce (including by way of furnishing non-public information) the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets, of the Company (including any acquisition structured as a merger, consolidation, or share exchange) (an “Acquisition Proposal”) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and enforce any confidentiality agreements to which Seller or the Company is a party. Seller will take the necessary steps to inform its representatives and the personnel and representatives of the Company regarding the obligations set forth in this Section 5.7. It is agreed that any violation of this Section 5.7 by any agent or representative of Seller or the Company will constitute a breach of this Section 5.7 by Seller. Seller will not vote its Shares in favor of any such acquisition structured as a merger, asset acquisition, consolidation or share exchange. In the event Seller violates or is deemed to have violated this Section 5.7, in addition to any other remedy available at law or equity, Buyer will be entitled to be paid, or have released to it from the Attorney’s Trust Account of Seller’s counsel, the full amount of the Deposit, together with all interest accrued thereon

5.8 Title Insurance. Seller will cause the Company to reasonably cooperate with Buyer to allow Buyer, in its discretion, to obtain the following title insurance commitments, policies, and riders in preparation for the Closing:

5.8.1 with respect to each parcel of real estate that the Company owns (including the Real Estate that the Company will own as of the Closing Date), an ALTA Extended Coverage Owner’s Policy of Title Insurance Form B-1970 issued by a title insurer satisfactory to Buyer (and, if requested by Buyer, reinsured in whole or in part by one or more insurance companies and pursuant to a direct access agreement acceptable to Buyer), in such amount as Buyer may determine to be the fair market value of such real property (including all improvements located thereon), insuring title to such real property to be in the Company as of the Closing (subject only to the title exceptions described above in Section 4.13.1 and in Section 4.13.1 of the Disclosure Schedule, in the preliminary title report or title commitment, and other matters of record); and

5.8.2 with respect to each parcel of real estate that the Company leases or subleases, an ALTA Extended Coverage Leasehold Owner’s Policy of Title Insurance-1992 issued by a title insurer satisfactory to Buyer (and, if requested by Buyer, reinsured in whole or in part by one or more insurance companies and pursuant to a direct access agreement acceptable to Buyer) in such amount as Buyer may determine (taking into account the time cost of money using the Applicable Rate as the discount rate and such other factors as whether the fair market rental value of the premises exceeds the stipulated consideration in the lease or sublease, whether the tenant or subtenant has any option to renew or extend, whether the tenant or subtenant owns any improvements located on the premises, whether the tenant or subtenant is permitted to sublease, and whether the tenant or subtenant would owe any amount under the lease or sublease if evicted), insuring title to the leasehold or subleasehold estate to be in the Company or its Subsidiary as of the Closing (subject only to the title exceptions described above in Section 4.13.2 and in 4.13.2 of the Disclosure Schedule, in the preliminary title report or title commitment, and other matters of record).

Each title insurance policy delivered under Section 5.8.1 and Section 5.8.2 above shall (A) insure title to the real property and all recorded easements benefiting such real property, (B) contain an ALTA Zoning Endorsement 3.1 (or equivalent), (C) contain an endorsement insuring that the real property described in the title insurance policy is the same real estate as shown on the Survey delivered with respect to such property, (D) contain an endorsement insuring that each street adjacent to the real property is a public street and that there is direct and unencumbered pedestrian and vehicular access to such street from the real property, (E) if the real property consists of more than one record parcel, contain a “contiguity” endorsement insuring that all of the record parcels are contiguous to one another and an “apportionment” endorsement deleting the apportionment provisions from the title policy, (F) contain a “non-imputation” endorsement to the effect that title defects known to the officers, directors, and stockholders of the owner prior to the Closing shall not be deemed “facts known to the insured” for purposes of the policy, and (G) contain the following endorsements: owner’s comprehensive (for improved land), separate tax parcel, patent (if applicable), water rights (if applicable), and such other endorsements as Buyer may require.

5.9 Surveys. With respect to each parcel of real property that the Company owns, leases, or subleases, and as to which a title insurance policy is to be procured pursuant to Section 5.8 above, Seller will provide reasonable access and availability to allow Buyer to procure in preparation for the Closing a current survey of the real property, prepared by a licensed land surveyor and conforming to current ALTA/ACSM Minimum Standard Detail Requirements for Land Title Surveys and any requirements of Buyer relating thereto (including, without limitation, any optional items set forth in such ALTA/ACSM requirements that are required by Buyer), containing such certifications from the surveyor as Buyer may require, disclosing the location of all improvements, easements, party walls, sidewalks, roadways, utility lines, and other matters shown customarily on such surveys, and showing access affirmatively to public streets and roads (the “Survey”).

5.10 Real Estate Conveyance. On or prior to the Closing Date, Seller will convey all right, title and interest in and to the Real Estate to the Company,.

5.11 Existing Debt. The Parties acknowledge and agree that the Real Estate is currently encumbered by existing debt evidenced by a deed of trust (the “Existing Debt”). Upon or prior to the Closing Date, Seller will pay the Existing Debt in full, together with any penalties, premiums and the like, and convey all right, title and interest in and to the Real Estate to the Company pursuant to Section 5.10 free and clear of any Encumbrances, subject to permitted exceptions customary for similar transactions. In no even will Buyer be responsible for any prepayment penalties, yield maintenance premiums or the like arising in connection with the Existing Debt, unless otherwise expressly agreed to in writing between the Parties.

5.12 Franchise Agreement. The Parties acknowledge and agree that the Company currently operates a Holiday Inn Express hotel (the “Hotel”) on the Real Estate pursuant to a franchise agreement between the Company and Holiday Inns Franchising, Inc., dated as of December 27, 1996 (the “Franchise Agreement”). Buyer will in good faith, but in its sole discretion, determine whether to cause the Company to continue to operate the Hotel pursuant to the Franchise Agreement following the Closing Date. If Buyer determines to cause the Company to operate the Hotel pursuant to the Franchise Agreement following the Closing Date, it will so notify Seller and Seller will, and will cause the Company to, use commercially reasonable efforts to attempt to obtain consents from the franchisor to permit the sale of the Shares to Buyer pursuant to this Agreement. If for any reason Buyer determines not to cause the Company to continue operating the Hotel pursuant to the Franchise Agreement or Seller is unable to obtain any required consent from the franchisor to the sale of the Shares to Buyer, Seller will cause the Company to terminate the Franchise Agreement on or prior to the Closing Date and Seller will be solely responsible for all liability, fees, costs and expenses related to such termination, including without limitation, any termination fee, penalty, liquidated or other damages. If Buyer elects to cause the Company to continue operating the Hotel pursuant to the Franchise Agreement (and the requisite franchisor consent is or reasonably could be obtained) and at any time thereafter elects in its sole discretion to cause the Company to terminate the Franchise Agreement for any reason, Seller (or Company if prior to the Closing Date) and Buyer will each pay 50% of all liabilities, fees, costs and expenses directly related to the termination, including without limitation, any termination fee, penalty, liquidated or other damages.

5.13 Damage or Destruction. In the event of damage to or destruction of twenty-five percent (25%) or more of the improvements located on the Real Estate between the date this Agreement is executed and the Closing Date, Buyer will elect, within sixty (60) days following Buyer’s receipt of written notice of such damage or destruction from Seller (which notice will include adequate information regarding the extent of damage or destruction and the monetary effect thereof and the amount of any insurance proceeds to which Seller will be entitled as a result of the casualty), either (a) to terminate this Agreement or (b) to proceed with the Closing. Notice of Buyer’s election will be in writing and delivered within such 60-day period. If Buyer elects to terminate this Agreement, this Agreement will thereupon become null and void and of no further force and effect and the Deposit, together with all interest earned thereon, will be returned to Buyer. If for any reason Buyer does not exercise the option to terminate this Agreement, Buyer will be entitled to, at Closing, all insurance proceeds resulting from such damage or destruction and an assignment of any rights of Seller or the Company in any proceeds not yet paid to Seller and the Purchase Price will be paid without reduction.

5.14 Condemnation. In the event more than twenty-five percent (25%), ofthe Real Estate is subject to a taking by condemnation under the power of eminent domain, or by threat of condemnation, between the date this Agreement is executed and the Closing Date, Buyer will elect, within ninety (90) days following Buyer’s receipt of written notice of such condemnation or threat thereof from Seller (which notice will include adequate information regarding the condemnation or threat thereof from Seller and the monetary effect thereof), either (a) to terminate this Agreement or (b) to proceed with the Closing. Notice of Buyer’s election will be in writing and delivered within such 60-day period. If Buyer elects to terminate this Agreement, this Agreement will thereupon become null and void and of no further force and effect and the Deposit, together with all interest earned thereon, will be returned to Buyer. If for any reason Buyer does not exercise the option to terminate this Agreement, Buyer will be entitled to receive, at Closing, any award resulting therefrom arising or occurring prior to Closing to which Seller may be entitled and an assignment of any rights of Seller or the Company in any award not yet paid to Seller and the Purchase Price will be paid without reduction.

5.15 Insurance. From and after the date this Agreement is executed, Seller will maintain insurance coverage at levels consistent with the insurance currently in place for the Real Estate and Company.

5.16 Revocation of S Election. On or immediately following the Closing Date, Buyer will cause the Company to revoke its election under Subchapter S of the Code so that the Company will be taxable as a corporation under Subchapter C of the Code from and after the Closing Date.

5.17 Financial Statements and Reports; Filings. As promptly as practicable and in any event not later than 20 days after the end of each month ending after the date hereof and before the Closing Date, Seller will deliver to Buyer true and complete copies of the (i) unaudited balance sheet of the Company (including a trial balance which includes all accounts supporting amounts on such balance sheet) and (ii) related unaudited statements of operations, statement of EBITDA and cash flows for each such month then ended. Such unaudited financial statements will be prepared in accordance with Company’s past practices. In addition, Seller will cause the Company to make representatives of the Company’s management reasonably available upon request of Buyer to discuss the Company’s operation and business.

5.17.1 Seller will cause the Company to deliver to Buyer true and complete copies of such other financial statements, reports and analyses relating to its business as may be prepared or received by the Company, or as Buyer may otherwise reasonably request.

5.17.2 Seller will cause the Company to deliver copies of all license applications and other filings made by the Company in connection with the operation of its business after the date hereof and before the Closing Date with any governmental or regulatory authority (other than routine, recurring filings made in the ordinary course of business consistent with past practice).

6.0	Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

6.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each Party will take such further action (including the execution and delivery of such further instruments and documents) as the other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 8 below). Seller acknowledges and agrees that from and after the Closing, Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company. As further provided in Section 9.3 below, Seller shall be entitled to reasonable access and copies of all such records if necessary for any Tax audit or other legitimate purpose.

6.2 Litigation Support. In the event and for so long as either Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, each Party will cooperate with the other Party and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as may be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 8 below).

6.3 Transition.

6.3.1 Seller will not knowingly or intentionally take action that is designed or intended to have the effect of discouraging any franchisor, lessor, licensor, customer, supplier or other business associate of the Company from maintaining the same business relationships with the Company after the Closing as it maintained with the Company prior to the Closing. Seller will refer all customer inquiries relating to the businesses of the Company to Buyer from and after the Closing.

6.3.2 Seller will ensure that all of the Company’s books, records, minutes and other recorded information is left with the Company and will be accessible to the Buyer. Seller will not retain possession of, remove, destroy or alter any of the Company’s books, records or minutes.

6.3.3 For ninety days following the Closing Date, Seller will provide Buyer such services as requested by Buyer and as are reasonably necessary for Buyer to operate the Company and its business after the Closing Date. Seller will negotiate in good faith with Buyer as to the nature of the specific services to be provided and in no event will Seller be expected or required to provide more than twenty (20) hours per month consulting/assisting Buyer with the transition.

6.4 Confidentiality. All information concerning the businesses and affairs of the Company that is not already generally available to the public and all information concerning the terms of this Agreement and the transactions contemplated hereby will be subject to the confidentiality and public disclosure provisions in that certain Letter of Intent executed by the Parties as of January 23, 2006, which provisions will survive the Closing or termination of this Agreement for any reason.

6.5 Covenant Not to Compete. For a period of three years from and after the Closing Date, Seller will not (i) engage directly or indirectly in any business that the Company conducts or proposes to conduct as of the Closing Date, including without limitation a restricted and/or non-restricted casino, bingo, poker race book or sports book business anywhere within a ninety mile radius of the Company’s principal place of business; provided, however, that Seller may own up to 3% of the outstanding stock of any publicly-traded corporation engaged in a business that is competitive with the Company so long as Seller is not a director or officer of, and does not otherwise participate in the management of, such corporation or (ii) hire, seek to hire, or recommend or solicit the hiring of, any employee of the Company (excluding the Company’s current general manager) who continue in the employment of the Company or are hired by the Company or encourage any of such employees to terminate their employment with the Company, unless the Company has first terminated such Person’s employment.

6.5.1 From and after the Closing Date, Seller will not use or display in connection with any business the name “Stockman’s” or any substantially similar variant thereof.

6.5.2 If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.6 Proprietary Information of the Company. Seller acknowledges and agrees that (i) the Players’ Club Database, (ii) the information contained in Section 4.29 of the Disclosure Schedule is proprietary and confidential information of the Company. Seller and any persons claiming through or under Seller will not retain, use, sell or otherwise transfer the foregoing information for any purpose after the Closing Date.

7.0	Conditions to Obligation to Close.

7.1 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

7.1.1 the representations and warranties set forth in Section 3.1 and Section 4 above will be true and correct in all material respects at and as of the Closing Date;

7.1.2 Seller will have performed and complied with all of its covenants hereunder in all respects through the Closing;

7.1.3 the Company will have procured all of the third party consents specified in Section 5.2 above;

7.1.4 Seller will have conveyed the Real Estate to the Company pursuant to Section 5.10 and Buyer will have obtained such title insurance commitments, endorsements and riders as it reasonably deems appropriate in its exercise of commercially reasonable discretion;

7.1.5 no action, suit, or proceeding is pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect adversely the right of Buyer to own the Shares and to control the Company, or (D) have a material adverse effect on the right of the Company to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

7.1.7 Seller will have delivered (A) a physical count of cash and Cash on Hand of the Company certified in writing by Seller, (B) bank reconciliations for each cash account dated as of the Closing Date certified in writing by the Seller, (C) statement of Working Capital and (D) a count of all cash, coin, tokens, chips and all other cash equivalents certified in writing by Seller;

7.1.8 Seller will have delivered to Buyer a certificate to the effect that each of the conditions specified above in Sections 7.1.1-7.1.7 is satisfied in all respects;

7.1.9 the Parties and the Company will have received all authorizations, consents, and approvals of governments and governmental agencies referred to in Section 3.1.1, Section 3.1.2, and Section 4.3 above;

7.1.10 Buyer will have received from counsel to Seller an opinion in form and substance as set forth in Exhibit E attached hereto, addressed to Buyer, and dated as of the Closing Date;

7.1.11 Buyer will have received the resignations, effective as of the Closing, of each director and officer of the Company other than those whom Buyer will have specified in writing at least five business days prior to the Closing Date;

7.1.12 Buyer will have obtained on terms and conditions satisfactory to it in its sole discretion sufficient debt or equity financing necessary for it to consummate the transactions contemplated hereby and to fund the working capital requirements of the Company after the Closing;

7.1.13 Buyer is satisfied, in its sole discretion, with the results of its due diligence investigation of the Real Estate, the Company, its assets, liabilities, business operations and prospects, including without limitation, with respect to regulatory compliance, environmental liability and pending or threatened litigation;

7.1.14 Buyer will have received all necessary, advisable and desirable licenses, findings of suitability and other licenses and permits with respect to it and its owners, directors, officers and key employees from all applicable gaming and liquor regulatory authorities; and

7.1.15 no final or pending closure, downsizing or limitation in the operations of the Fallon Naval Air Base will have been completed, initiated or announced.

7.1.16 all actions to be taken by Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to Buyer.

Buyer may waive any condition specified in this Section 7.1 if it executes a writing so stating at or prior to the Closing.

7.2 Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

7.2.1 the representations and warranties set forth in Section 3.2 above will be true and correct in all material respects at and as of the Closing Date;

7.2.2 Buyer will have performed and complied with all of its covenants hereunder in all material respects through the Closing;

7.2.3 no action, suit, or proceeding will be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge will be in effect);

7.2.4 Buyer will have delivered to Seller a certificate to the effect that each of the conditions specified above in Section 7.2.1 – 7.2.4 is satisfied in all respects;

7.2.5 the Parties and Company will have received all authorizations, consents and approvals of governments and governmental agencies referred to in Section 3.1.1, Section 3.1.2, and Section 4.3 above;

7.2.6 all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Seller.

Seller may waive any condition specified in this Section 7.2 by executing a writing so stating at or prior to the Closing.

8.0	Remedies for Breaches of This Agreement.

8.1 Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement will survive the Closing hereunder for three (3) years hereafter

8.2 Indemnification Provisions for Benefit of Buyer.

8.2.1 In the event Seller breaches (or in the event any third party alleges facts that, if true, would mean Seller has breached) any of its surviving representations, warranties, and covenants contained herein and Buyer makes a written claim for indemnification against Seller, then Seller agrees to indemnify Buyer and the Company from and against the entirety of any Adverse Consequences Buyer or the Company may

suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

8.2.2 Seller agrees to indemnify Buyer and the Company from and against the entirety of any Adverse Consequences Buyer or the Company may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Liability of the Company for any Taxes of the Company with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable (determined in a manner consistent with Section 9.3) to the portion of such period beginning before and ending on the Closing Date), to the extent such Taxes are not reflected in the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shown on the face of the Closing Balance Sheet.

8.2.4 Seller agrees to indemnify Buyer and the Company from and against the entirety of any Adverse Consequences Buyer or the Company may suffer resulting from, arising out of, relating to, in the nature of, or caused by any real property transfer tax which may be applicable to any transfer of the Real Estate to the Company pursuant to Section 5.10.

8.3 Indemnification Provisions for Benefit of Seller. In the event Buyer breaches (or in the event any third party alleges facts that, if true, would mean Buyer has breached) any of its representations, warranties, and covenants contained herein, and Seller makes a written claim for indemnification against Buyer, then Buyer agrees to indemnify Seller from and against the entirety of any Adverse Consequences Seller may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

8.4 Matters Involving Third Parties.

8.4.1 If any third party notifies either Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this Section 8, then the Indemnified Party will promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party will relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is actually prejudiced by such delay.

8.4.2 The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (a) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (b)

the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (c) the Third Party Claim involves only money damages that are fully indemnified hereunder and does not seek an injunction or other equitable relief, (d) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (e) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

8.4.3 So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 8.4.2 above, (a) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (b) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (c) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

8.4.4 In the event any of the conditions in Section 8.4.2 above is or becomes unsatisfied, however, (a) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (b) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (c) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 8.

8.5 Determination of Adverse Consequences. The Parties will take into account the time cost of money (using the Applicable Rate as the discount rate) in determining Adverse Consequences for purposes of this Section 8.

8.6 Recoupment Under Buyer’s Note. After final determination of any amount Buyer may be due for indemnification from Seller, Buyer will have the option of recouping all or any part of any Adverse Consequences it may suffer (in lieu of seeking any indemnification to which it is entitled under this Section 8) by notifying Seller that Buyer is reducing the principal amount outstanding under Buyer’s Note, if any, which will affect the timing and amount of payments required under Buyer Note in the same manner as if Buyer had made a permitted prepayment (without premium or penalty) thereunder.

8.7 Other Indemnification Provisions. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common law remedy (including without limitation any such remedy arising under Environmental, Health and Safety Requirements) either Party may have with respect to the Company or the transactions contemplated by this Agreement. Seller hereby agrees that it will not make any claim for indemnification against the Company by reason of the fact that he was a director, officer, employee or agent of any such entity or was serving at the request of any such entity as a partner, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise) with respect to any action, suit, proceeding, complaint, claim, or demand brought by Buyer against Seller (whether such action, suit, proceeding, complaint, claim, or demand is pursuant to this Agreement, applicable law, or otherwise).

9.0 Tax Matters. The following provisions will govern the allocation of responsibility as between Buyer and Seller for certain tax matters following the Closing Date:

9.1 Tax Periods Ending on or Before the Closing Date. Except as provided immediately below, Buyer will cause the Company to prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Buyer will permit Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing. Seller and Buyer acknowledge and agree that from and after the Closing Date, the election by Company to report and be taxed under subchapter S of the Code shall cease, and Company shall thereafter report and pay income tax under subchapter C of the Code. As a protective measure,the parties hereby agree, pursuant to code section 1377(a)(2) of the Code to terminate the year of Company as of the close of business on the Closing Date. Seller will cause Company to prepare the final Form 1120S return filed for the period ending on the Closing Date, and Seller shall be responsible for the cost of the preparation of said return.

9.2 Tax Periods Beginning Before and Ending After the Closing Date. Except as provided in Section 9.1 above, Buyer will cause the Company to prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date.

9.3 Cooperation on Tax Matters.

9.3.1 Buyer, the Company and Seller will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the

Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Seller, as the case may be, will allow the other Party to take possession of such books and records.

9.3.2 Buyer and Seller further agree, upon request of the other Party, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

9.3.3 Buyer and Seller further agree, upon request of the other Party, to provide the other party with all information that either Party may be required to report pursuant to Section 6043 of the Code and all Treasury Department Regulations promulgated thereunder.

9.4 Tax Sharing Agreements. All tax sharing agreements or similar agreements, if any, with respect to or involving the Company will be terminated as of the Closing Date and, after the Closing Date, the Company will not be bound thereby or have any liability thereunder.

9.5 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any tax imposed by any state or any of its political subdivision), will be paid by Seller when due, and Seller will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Buyer will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

10.0	Termination.

10.1 Termination of Agreement. This Agreement may be terminated only as provided below:

10.1.1 Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

10.1.2 Buyer may terminate this Agreement by giving written notice to Seller on or before the 60th day following the date of this Agreement if Buyer is not satisfied, in its sole discretion, with the results of its continuing business, legal, environmental, and accounting due diligence regarding the Company;

10.1.3 Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (A) in the event Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach, (B) if, at the Closing, Seller fails to transfer the Shares through its own fault, negligence or intentional act or omission, (C) if the Closing has not occurred on or before January 31, 2007 (or April 30, 2007, if extended pursuant to Section 2.5), by reason of the failure of any condition precedent under Section 7.1 hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement)) or (D) pursuant to the section 5.13 or 5.14; and

10.1.4 Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (A) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Buyer of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (B) if the Closing will not have occurred on or before January 31, 2007 (or April 30, 2007, if extended pursuant to Section 2.5), by reason of the failure of any condition precedent under Section 7.2 hereof (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

10.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 10.1.1 above, all rights and obligations of the Parties hereunder will terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach). If the Closing fails to occur due to any fault of Seller or if this Agreement is terminated pursuant to Sections 10.1.2, 10.1.3(A) or 10.1.3(B) the entire amount of the Deposit will be returned to Buyer, together with all interest accrued thereon, within five days after the effective date of the termination of this Agreement. If this Agreement is otherwise terminated pursuant to this Agreement the entire amount of the Deposit will be released to Seller, together with all interest accrued thereon.

11.0	Miscellaneous.

11.1 Press Release and Public Announcement. No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable efforts to advise the other Parties prior to making the disclosure).

11.2 No Third-Party Beneficiaries. This Agreement does not confer any rights or remedies upon any Person other than the Parties, Company, and their respective successors and permitted assigns.

11.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

11.4 Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless will remain responsible for the performance of all of its obligations hereunder).

11.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

11.6 Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

11.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder will be deemed duly given to the intended recipient as set forth below (a) three business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (b) one business day after it is sent by Federal Express or similar reputable overnight courier service, or (c) upon transmission if sent via electronic mail or facsimile, provided electronic confirmation of receipt is received and a hard copy of such notice is subsequently sent via one of the methods described in subparagraph (b) or (c):

If to Seller:

James R. Peters, Trustee

James R. Peters Family Trust

c/o Walther, Key, Maupin, Oats, Cox & LeGoy

4785 Caughlin Parkway

Reno, Nevada 89509

Attention: Kurt O. Hunsberger, Esq.

Fax: (775)827-2185

Email: khunsber@waltherkey.com

If to Buyer:

Full House Resorts, Inc.

4670 South Fort Apache Road, Suite 190

Las Vegas, Nevada 89147

Attention:Wes Elam, Vice President of Operations and Project Management

Fax: (702) 221-8101

Email: twelam@sbcglobal.net

Witha Copy to:	Full House Resorts, Inc. 4670 South Fort Apache Road, Suite 190 Las Vegas, Nevada 89147 Attention: Barth F. Aaron, Secretary & General Counsel Fax: (702) 221-8101 Email: b.aaron@sbcglobal.net

Either Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

11.8 Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

11.9 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by Buyer and Seller. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.11 Expenses. Each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Seller represents and agrees that the Company has not borne or will not bear any of Seller’s costs and expenses (including any of its legal fees and expenses) in connection with this Agreement or any of the transactions contemplated hereby.

11.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” will mean including without limitation. References to his, her or its will be construed to correspond to the appropriate gender of the Person to whom they refer, as the context may require. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

11.13 Incorporation of Exhibits, Annexes and Schedules. All Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

*    *    *

SIGNATURE PAGES FOLLOW

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on as of the date first above written.

BUYER: FULL HOUSE RESORTS, INC. a Delaware corporation

By:	/s/ Andre M. Hilliou
Andre M. Hilliou, Chief Executive Officer

SELLER:

By:	/s/ James R. Peters
James R. Peters, as Trustee of The James R. Peters Family Trust, dated October 18, 2002